Exhibit 99.1

StoneCo Informs Correction in the Number of Weighted Average Diluted Shares

Georgetown, Cayman Islands, August 17, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”), informs its shareholders and the market that the number of weighted average diluted shares in the three and six months ended June 30, 2023 is 326,912,231 and 325,655,217, respectively, and not 340,874,065 and 339,621,097, respectively, as published on August, 16, 2023.

As a result, the correct number of diluted earnings (loss) per share and adjusted diluted earnings per share are shown in the table below:

	Corrected, August 17 2023		As published, August 16 2023
	Six months ended June 30, 2023	Three months ended June 30, 2023	Six months ended June 30, 2023	Three months ended June 30, 2023
Net income (loss) attributable to controlling shareholders	532,008	305,369	532,008	305,369
Numerator of basic and diluted EPS	532,008	305,369	532,008	305,369

	Six months ended June 30, 2023	Three months ended June 30, 2023	Six months ended June 30, 2023	Three months ended June 30, 2023

Numerator of basic EPS	532,008	305,369	532,008	305,369
Weighted average number of outstanding shares	312,912,323	313,074,253	312,912,323	313,074,253
Denominator of basic EPS	312,912,323	313,074,253	312,912,323	313,074,253

Basic earnings (loss) per share - R$	1.70	0.98	1.70	0.98

Numerator of diluted EPS	532,008	305,369	532,008	305,369

Share based payment	12,742,894	13,837,978	26,708,774	27,799,812
Weighted average number of outstanding shares	312,912,323	313,074,253	312,912,323	313,074,253
Denominator of diluted EPS	325,655,217	326,912,231	339,621,097	340,874,065

Diluted earnings per share - R$	1.63	0.93	1.57	0.90

Adjusted diluted earnings per share[1] - R$	1.71	0.98	1.64	0.94

1Adjusted diluted earnings per share is a non-IFRS metric which is shown in our Earnings Release and Presentation.

All other data announced by the Company on August 16, 2023, including net income, adjusted net income, the number of weighted average basic shares and basic earnings (loss) per share, remain unchanged.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co